Exhibit (g)(5)

IRS Circular 230 Disclosure:  To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

MEMORANDUM

TO:  ALL EMPLOYEES HOLDING SHARES PURCHASED UNDER THE ESPP

FROM:  PHARMANET DEVELOPMENT GROUP, INC.

DATED:  FEBRUARY 26, 2009

RE:  TREATMENT OF ESPP SHARES IN TENDER OFFER AND MERGER

As you are aware, JLL PharmaNet Holdings, LLC (“Parent”) and PDGI Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PharmaNet whereby Parent will acquire PharmaNet.  The acquisition will be carried out in two steps.  The first step is the current tender offer by Purchaser to purchase all of the outstanding shares of PharmaNet’s common stock at a price of $5.00 per share, payable net to the seller in cash (the “Tender Offer”).  The Tender Offer will expire on March 12, 2009 (unless extended by Purchaser as described below), at which time, provided that more than 50% of the total outstanding shares of PharmaNet common stock are tendered for payment, the Tender Offer will close and Purchaser will acquire the shares.

If Purchaser acquires more than 50% of the total outstanding shares in the Tender Offer, then the second step of the acquisition will take place, whereby Purchaser will be merged with and into PharmaNet, with PharmaNet as the surviving corporation in the merger (the “Merger”). Following the Merger, PharmaNet will be a wholly-owned subsidiary of Parent and PharmaNet will no longer have any publicly traded shares.

The purpose of this memorandum is to explain the treatment of any shares of PharmaNet common stock you may have acquired under the 2004 Employee Stock Purchase Plan (the “ESPP”) in the Tender Offer or the Merger and the tax consequences of the tender or cash-out of the shares in the Merger.

Treatment of ESPP Shares

You may tender any or all of the shares of PharmaNet common stock you have previously purchased under the ESPP to Purchaser in the Tender Offer.  Should you choose to do so, you will become entitled to receive a cash payment of $5.00 per share upon the closing of the Tender Offer.  If you choose not to tender your ESPP shares in the Tender Offer, then those shares will automatically be cashed out in connection with the Merger at the same $5.00 per share price, subject to the satisfaction or waiver of the conditions to the Merger.

Tax Consequences of Tender or Cash-out

The following is a general description of the U.S. federal income tax consequences of a tender or cash-out of your ESPP shares and it may not reflect your particular situation.  In addition, state, local and foreign tax issues are not addressed.  You are strongly encouraged to consult your own personal tax advisor with respect to the actual federal, state, local and foreign tax implications of the tender or cash-out of your shares.  Neither PharmaNet nor any PharmaNet officer or employee will provide any specific tax advice with respect to your personal situation.

The tax consequences to which you will be subject upon the tender of your ESPP shares in the Tender Offer or the cash-out of those shares in the Merger will depend upon whether the transaction involves a qualifying or disqualifying disposition of those ESPP shares.  The following is a summary of the relevant tax principles for each type of disposition.

Qualifying Disposition: If your ESPP shares have been held for more than two years after the start date of the offering period in which they were purchased, then the cash-out of those shares in the Tender Offer or the Merger will be a qualifying disposition of those shares, and you will recognize ordinary income per share equal to the lesser of (i) the amount by which the $5.00 cash payment received for the share in the qualifying disposition exceeds the purchase price paid for that share or (ii) fifteen percent (15%) of the fair market value of the share on the start date of the offering period during which that share was purchased.  Any additional gain will be long-term capital gain.  If the $5.00 cash payment for the share is less than the purchase price you paid for that share, there will be no ordinary income, and any loss recognized will be a long-term capital loss.

Example One:  If shares acquired in the June 30, 2007 ESPP purchase at $18.76 per share (for the offering period that started on January 2, 2007), were tendered or cashed out in the Merger, there would be a qualifying disposition of those shares and the shareholder would have a long-term capital loss of $13.76 per share (the $18.76 purchase price less the $5.00 cash-out payment).

Disqualifying Disposition: If your ESPP shares have not been held for more than two years after the start date of the offering period in which those shares were purchased, then the cash-out of those shares in the Tender Offer or the Merger will be considered a “disqualifying disposition” of those shares.  If the $5.00 cash payment is more than the fair market value of the shares at the time of purchase under the ESPP, you will recognize ordinary income at the time of such disposition in an amount equal to the excess of (i) the fair market value of the shares on the date they were purchased under the ESPP over (ii) the purchase price paid for those shares.  Any additional gain recognized upon the disqualifying disposition will be capital gain, which will be long-term if the shares have been held for more than one year following the purchase date of those shares.

If the $5.00 cash payment is less than the fair market value of the shares at the time of purchase under the ESPP, you will recognize both ordinary income and a capital loss in the year of disposition.  The amount of the ordinary income will be equal to the excess of (i) the fair market value of the shares on the date they were purchased under the ESPP over (ii) the purchase price paid for those shares.  Your tax basis in the purchased shares will be increased by the amount of ordinary income you recognize.  The amount of capital loss will be equal to the excess of (i) the tax basis of the shares over (ii) the amount realized for the shares upon the disqualifying disposition.  That loss can be used to offset any capital gain (whether short-term or long-term) you recognize in the same taxable year.  Any remaining capital loss may then be applied to offset up to $3,000 of ordinary income ($1,500 for a married person filing a separate return) per year.  To the extent that you have a remaining capital loss after such an offset to your ordinary income, you may carry the remainder forward to an unlimited number of subsequent taxable years to offset future capital gain and up to $3,000 of ordinary income ($1,500 for a married person filing a separate return) per year until that loss is exhausted.  Because the capital loss limitation prevents you from applying all of your capital loss as a deduction against your ordinary income in a single taxable year, you may have to recognize ordinary income in instances where you have otherwise sustained an economic loss.

Example Two:  If shares acquired in the December 31, 2008 ESPP purchase (for the offering period that started on July 1, 2008) at $0.77 per share when the fair market value was $0.91 per share were tendered or cashed out in the Merger, there would be a disqualifying disposition of those shares and the shareholder would have ordinary income of $0.14 per share (the $0.91 fair market value on the purchase date less the $0.77 purchase price) and a short term capital gain of $4.09 per share (the $5.00 cash-out payment less the 0.91 tax basis per shares ).

Example Three:  If shares acquired in the December 31, 2007 ESPP purchase (for the offering period that started on July 1, 2007) at $27.10 per share when the fair market value per share was $39.21 per share were tendered or cashed out in the Merger before July 1, 2009, there would be a disqualifying disposition of those shares and the shareholder would have ordinary income of $12.11 per share (the $39.21 fair market value on the purchase date less the $27.10 purchase price) and a long term capital loss of $34.21 per share (the $39.21 tax basis per share that would result from the recognition of the ordinary income less the $5.00 cash-out payment).

ADDITIONAL INFORMATION

It is anticipated that the Tender Offer will close on March 12, 2009.  However, Purchaser has the right to extend the closing date, and it is possible that the actual closing of the Tender Offer may occur on a date later than March 12, 2009.

If 90% or more of the outstanding shares of PharmaNet common stock are tendered for payment and accepted by Purchaser in the Tender Offer or Purchaser acquires a number of shares in the Tender Offer sufficient to allow Purchaser to exercise certain rights granted to it by PharmaNet in the Merger Agreement to acquire additional shares such that Purchaser would own 90% or more of the outstanding shares of PharmaNet common stock, then it is expected that the effective date of the Merger will occur promptly after the close of the Tender Offer.  However, if less than 90% of the outstanding shares of PharmaNet common stock are tendered in the Tender Offer and Purchaser does not acquire a number of shares in the Tender Offer sufficient to allow Purchaser to exercise the aforementioned rights to acquire additional shares, then the Merger will require the approval of the remaining PharmaNet shareholders, and there will likely be a significant delay between the closing of the Tender Offer and the effective date of the Merger.

In the event that less than 50% of the outstanding shares of PharmaNet common stock are tendered for payment in the Tender Offer, then Purchaser has the right to withdraw the Tender Offer and not accept any of the tendered shares for payment.  In that event, none of your tendered shares will be cashed out.

Should you have any questions concerning the treatment of your ESPP shares in connection with the Tender Offer or Merger, please feel free to contact AST Equity Plan Solutions Customer Service Call Center at 866-709-7704 or 718-921-8348 from 8:00 AM to 8:00 PM Eastern Standard Time, Monday through Friday.